UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41587

MultiMetaVerse Holdings Limited

Building D3, No. 718, Lingshi Road, Jingan District
Shanghai, China, 200072

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Departure of Director

On May 10, 2023, Xing Lyu tendered his resignation as a member of the board of the director (the “Board”) of MultiMetaVerse Holdings Limited (the “Company”), effective as of the same date. Mr. Lyu’s resignation as director is not the result of any disagreement with the Company’s operations, policies or procedures. Mr. Lyu will continue to serve his role as the Chief Business Officer of the Company.

The resignation of Xing Lyu has been approved by the Board’s Nominating and Corporate Governance Committee and the Board of the Company.

Appointment of New Director

On May 10, 2023, at the recommendation of the Nominating and Corporate Governance Committee, the Board approved and confirmed the appointment of Peixuan Hu as the succeeding director to fill in the vacancy created by Mr. Lyu’s resignation, effective as of the same date.

Mr. Hu has extensive experience in investment and corporate management. Among others, Mr. Hu has served as a Director and Vice President of Beijing Gaea Interactive Entertainment Co., Ltd., a related party of the Company, as of 2014. Prior to joining Beijing Gaea, Mr. Hu served as Investment Manager at Beijing Automobile Investment Co., Ltd. from 2008 to 2011, and Senior Investment Manager at BAIC Motor Corporation Limited from 2011 to 2014. In addition, Mr. Hu has served as a Director of Shanghai Jupiter Creative Design Co., Ltd. and Shanghai Mi Ting Culture and Creative Co., Ltd. as of July 2016 and April 2021, respectively. Mr. Hu received his Bachelor’s degree in Computer Science from Peking University in 2008.

There are no family relationships between Mr. Hu and any other employees of the Company or members of the Board.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2023

MultiMetaVerse Holdings Limited

	By:	/s/ Yiran Xu
		Name:	Yiran Xu
		Title:	Chief Executive Officer

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